Exhibit 99.1

Scotiabank Announces Completion of Share Repurchase Program

/NOT FOR DISTRIBUTION OR DISSEMINATION IN THE UNITED STATES/

TORONTO, Jan. 31, 2018 /CNW/ - The Bank of Nova Scotia ("Scotiabank") (TSX, NYSE: "BNS") today announced the completion of its previously announced share repurchase program (the "Program").  The Program was commenced pursuant to an issuer bid exemption order issued by the Ontario Securities Commission on December 22, 2017.

Scotiabank repurchased a total of 2,000,400 common shares under the Program directly from a third party, for an aggregate purchase price of $157,749,182.  All common shares acquired under the Program were cancelled.  The Program formed part of Scotiabank's normal course issuer bid announced on May 30, 2017.

About Scotiabank

Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 24 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 88,000 employees and assets of over $915 billion (as at October 31, 2017), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on Twitter @Scotiabank.

SOURCE Scotiabank

View original content: http://www.newswire.ca/en/releases/archive/January2018/31/c7675.html

%CIK: 0000009631

For further information: For Investor Relations enquiries only: Adam Borgatti, Investor Relations, Scotiabank, (416) 866-5042, adam.borgatti@scotiabank.com; For further information: Christy Bunker, Group Treasury, Scotiabank, (416) 933-7974, christy.bunker@scotiabank.com

CO: Scotiabank

CNW 17:21e 31-JAN-18